Exhibit (a)(1)(B)
FORM OF EMAIL ANNOUNCEMENT OF EXCHANGE OFFER
To: Eligible Optionholders
Date: June 8, 2009
Subject: Aspect Medical Systems Offer to Exchange Certain Outstanding Stock Options for New Stock Options
We are pleased to announce that Aspect Medical Systems, Inc., or Aspect, is officially commencing its Offer to Exchange Certain Outstanding Stock Options for New Stock Options, referred to as the exchange offer, today, June 8, 2009. The exchange offer and withdrawal rights will remain open until 5:00 p.m., Eastern Time, on July 7, 2009, unless the exchange offer is extended. You may take advantage of the exchange offer if you are an eligible optionholder and you hold eligible options. These italicized terms are defined in the exchange offer document that is attached to this email. Also attached to this email is an Election Form and Notice of Withdrawal.
Please carefully read the Offer to Exchange, the Election Form and the Notice of Withdrawal. In order to participate in the exchange offer, you must meet the criteria and follow the instructions set forth in the Election Form, including returning your properly completed and signed Election Form to me so that I receive it before 5:00 p.m., Eastern Time, on July 7, 2009 (or a later expiration date if Aspect extends the exchange offer). The Election Form must be delivered using one of the delivery methods outlined in the instructions to the Election Form.
If you have any questions about the exchange offer, you can contact me at:
Kelley Forrest, Sr. Director, Human Resources
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062
Phone: (617) 559-7110
Facsimile: (617) 344-6126
Email: kforrest@aspectms.com